Mail Stop 4561

August 14, 2008

Roger J. Braunfeld
c/o XShares Advisors LLC
420 Lexington Ave.
New York, New York 10170

**Re:     AirShares<sup>TM</sup> EU Carbon Allowances Fund**
**        Registration Statement on Form S-1 / Amendment 2**
**        Registration No. 333-145448**
**        Filed August July 29, 2008**

Dear Mr. Braunfeld:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Fees and Expenses, page 10

1.      We note that you disclose that brokerage commissions and fees are not expected to exceed 0.009% of the NAV of the Fund annually.  This disclosure appears inconsistent with the annual brokerage fee of 0.0525% utilized within the breakeven table on page 12.  Please advise.

Plan of Distribution, page 57

2.      If known, please disclose the name of the initial Authorized Participant.  If the initial Authorized Participant intends to publicly distribute shares, please revise to state that the initial Authorized Participant is acting as an underwriter with respect to those shares.

Financial Statements

3.      In an amended filing, please provide your auditors' report in connection with the audited financial statements of AirShares EU Carbon Allowances Fund.  Additionally, include a consent from such auditor.

4.      Please provide the audited financial statements for XShares Advisors LLC as of the end of its most recent fiscal year end within Form S-1.  Additionally, please provide a consent from your auditor with respect to such audited financial statements.  Finally, please provide the audited balance sheet for the parent of XShares Advisors LLC in your amended filing along with the respective auditor consent.

\*      \*      \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment

Roger J. Braunfeld
AirShares<sup>TM</sup> EU Carbon Allowances Fund
August 14, 2008
Page 3

for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron, Accountant at 202-551-3439 or Kevin Woody, Branch Chief Accountant, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Byron Cooper at 202-551-3473 or me at 202-551-3852 with any other questions.

Sincerely,


Michael McTiernan
Special Counsel


cc:      Yasho Lahiri (*via facsimile*)